QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2003

Allstream Inc.
(Translation of registrant's name into English)

Suite 1600
200 Wellington Street West
Toronto, Ontario
Canada M5V 3G2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLSTREAM INC. (Registrant)
Date: September 15, 2003
	By:	/s/ SCOTT EWART Name: Scott Ewart Title: Senior Vice President, General Counsel, Secretary & Chief Privacy Officer

ALLSTREAM BECOMES FIRST ORACLE CERTIFIED
E-BUSINESS ADVANTAGE PARTNER IN CANADA

Company Establishes Alliance with Oracle to Offer Customers
Broader Scope of Integrated Applications

TORONTO, September 15, 2003 — Allstream Inc. (TSX: ALR.A, ALR.B; NASDAQ: ALLSA, ALLSB), formerly AT&T Canada, a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services, today announced it has become the first Oracle® Certified Advantage Partner in the E-Business Suite Track in Canada to implement solutions based on the Oracle E-Business Suite.

As a Certified Advantage Partner, Oracle's highest membership level within the Oracle PartnerNetwork, Allstream will receive priority access to technical guidance and marketing support.

"Being the first Canadian company to achieve this designation is a real competitive advantage for Allstream," said Sylvain St. Pierre, Vice-President, Consulting Services, Allstream IT Services. "With this designation, combined with our lengthy history of integration expertise and successful working relationship with Oracle that spans 17 years, we can offer customers even more innovative IT Services offerings. Today, business customers want sophisticated, fully-integrated eBusiness applications and expect to receive expert advice, project implementation and support from specialists who have the highest level of knowledge of Oracle's current and emerging products — and we'll be able to offer that."

In order to receive this distinct designation, Allstream met and exceeded rigid criteria requirements, including intensive training of more than 70 IT Services employees and completing a certification process for solutions, architects, and sales executives.

"By meeting the criteria for becoming an Oracle Certified Advantage Partner, Allstream has further illustrated its commitment to Oracle and its products," said Dan Scheib, Area Channel Manager, Oracle Corporation. "They are a trusted company who has built a solid foundation of implementing Oracle solutions."

Allstream's IT Services division — which offers enterprise resource planning, enterprise solutions and integration, and application outsourcing services — creates seamless electronic connections to help customers enhance their business performance. For more information, visit the Company's website at www.allstream.com.

About the Oracle PartnerNetwork

The Oracle PartnerNetwork is a global business network of more than 12,000 companies who deliver innovative enterprise software solutions based on Oracle software. Through access to Oracle's premier products, education, technical services, marketing and sales support, the Oracle PartnerNetwork provides partners with the resources they need to be successful in today's Internet economy. Oracle partners are able to offer customers leading-edge solutions backed by Oracle's position as the world's largest enterprise software company. Partners who are able to demonstrate the highest level of product knowledge, technical expertise and a commitment to business with Oracle qualify for the Oracle Certified Advantage Partner level. These partners receive a higher level of service, support, training and certification from Oracle.

About Allstream

Allstream is a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services. Allstream collaborates with customers to create tailored business solutions that meet their unique needs and help them compete more effectively. Spanning more than 18,800 kilometres, Allstream has an extensive broadband fibre-optic network and the greatest reach of any competitive carrier in Canada, and provides international connections through strategic partnerships and interconnection agreements with other international service providers. Allstream has approximately 4,000 employees and is a public company with its stock traded on the Toronto Stock Exchange under the symbols ALR.A and ALR.B, and on the NASDAQ National Market System under the symbols ALLSA and ALLSB. Visit Allstream's website, www.allstream.com for more information about the company.

Note to Investors

This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the United States Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company's control, and that future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained on page 1 of the Company's Annual Information Form dated May 2, 2003, which is filed with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

Oracle is a registered trademark of Oracle Corporation and/or its affiliates.

For additional information, please contact:
Media: May Chong, 416-345-2342, may.chong@allstream.com

Investors and Analysts:
Brock Robertson, 416-345-3125, brock.robertson@allstream.com
Dan Coombes, 416-345-2326, dan.coombes@allstream.com

QuickLinks

SIGNATURES
ALLSTREAM BECOMES FIRST ORACLE CERTIFIED E-BUSINESS ADVANTAGE PARTNER IN CANADA
Company Establishes Alliance with Oracle to Offer Customers Broader Scope of Integrated Applications